CUSIP No. 466090206	13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.     )*

JA Solar Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

466090206

(CUSIP Number)

August 13, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466090206	13G

(1)	Names of Reporting Persons Capital Ventures International

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power ** 22,313,716

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 22,313,716

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,313,716

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.9%

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 466090206	13G

(1)	Names of Reporting Persons Heights Capital Management, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power ** 22,313,716

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 22,313,716

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,313,716

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.9%

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 466090206	13G

Item 1.
	(a)	Name of Issuer JA Solar Holdings Co., Ltd., a Cayman Islands Company (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 36 Jiang Chang San Road, Zhabei, Shanghai, China 200436

Item 2	(a).

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the Ordinary Shares of the Company, $0.0001 par value per share (the “Shares”).

(i)            Capital Ventures International

(ii)           Heights Capital Management, Inc.

Item 2	(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business office of Capital Ventures International is:

P.O. Box 897

Winward 1, Regatta Office Park

West Bay Road

Grand Cayman, KY1-1103

Cayman Islands

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

Item 2	(c).	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2	(d)	Title of Class of Securities Ordinary Shares, $0.0001 par value per share
Item 2	(e)	CUSIP Number 466090206. The CUSIP Number applies to the American Depositary Shares, each of which represents five ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 466090206	13G

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned consists of (i) 15,228,425 Shares (represented by 3,045,685 American Depositary Shares) and (ii) warrants to purchase an aggregate of 7,085,291 Shares.  The warrants are not exercisable to the extent that the total number of Shares then beneficially owned by a Reporting Person and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with such Reporting Person for purposes of Section 13(d) of the Exchange Act, would exceed 9.99%.

The Company’s Prospectus Supplement to the Prospectus dated June 28, 2013 (Registration Nos. 333-188895 and 333-190598), filed on August 13, 2013, indicates there were 216,275,232 Shares outstanding as of the completion of the offering of the Shares referred to therein.

Heights Capital Management, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 466090206	13G

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 23, 2013

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.		By:	/s/ Brian Sopinsky
pursuant to a Limited Power of Attorney		Name:	Brian Sopinsky
		Title	Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Secretary

CUSIP No. 466090206	13G

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Limited Power of Attorney
II	Joint Filing Agreement

CUSIP No. 466090206	13G

Exhibit I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 3rd day of April, 1999 by Capital Ventures International (hereinafter called “the Company”), whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1781, Grand Cayman Islands, B.W.I.

WHEREAS, by agreement dated March 10, 1997, by and between the Company and Heights Capital Management, the Company expressly authorized Heights Capital Management to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodburne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of HEIGHTS CAPITAL MANAGEMENT which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
CAPITAL VENTURES INTERNATIONAL	/s/ Ian A.N. Wight
was hereunto affixed in the presence of:	Ian A.N. Wight
(Director)

/s/ Woodburne Associates
Woodburne Associates
(Cayman) Limited
Secretary

CUSIP No. 466090206	13G

EXHIBIT II

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of JA Solar Holdings Co., Ltd. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 23, 2013

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.		By:	/s/ Brian Sopinsky
pursuant to a Limited Power of Attorney		Name:	Brian Sopinsky
		Title	Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Secretary